

**Transaction Execution and Advisory
Services for the Independent
Communications Provider**

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 3, 2016

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

JSI Transaction Advisors, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Leo Staurulakis

Title: Chairman

JSI Transaction Advisors, LLC

New Hampshire: 66 Hanover Street, Suite 300 ♦ Manchester, NH 03101 ♦ Phone 603/622-0379 ♦ Fax 603/669-8543
Maryland: 7852 Walker Drive, Suite 200 ♦ Greenbelt, MD 20770 ♦ Phone: 301/459-7590 ♦ Fax: 301/577-5575

Member FINRA/SIPC

www.jsitransaction.com